

Financial Statements and
Independent Auditor's Report

Coin and Card Auctions, Inc.

December 31, 2021

Coin and Card Auctions, Inc.

Table of Contents



To the Board of Directors
Coin and Card Auctions, Inc.

Opinion

We have audited the accompanying financial statements of **Coin and Card Auctions, Inc.**(the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in shareholders' equity, and cash flow for the period from May 12, 2021 to December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of their operations and their cash flows for the period from May 12, 2021 to December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, for the period from May 12, 2021 to December 31, 2021 the Company incurred net losses of approximately $370,000. The net cash used in operating activities for the period from May 12, 2021 to December 31, 2021 totaled approximately $311,000. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida
April 21, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Coin and Card Auctions, Inc.
Balance Sheet
As of December 31, 2021

Assets	2021
Current Assets:	
Cash	$ 28,709
Prepaid equity raise costs	25,000
Total current assets	53,709
Right of use assets, operating lease	169,323
Property and equipment, net	454,199
Total Assets	$ 677,231

Liabilities and Stockholders' Equity	
Current Liabilities:	
Accounts payable and accrued liabilities	$ 25,997
Line of credit	55,992
ROU Liability - Operating Lease, current portion	19,908
ROU Liability - Finance Lease, current portion	26,301
Total current liabilities	128,198
Long-term Liabilities:	
Due to shareholders	7,313
ROU Liability - Operating Lease	155,443
ROU Liability - Finance Lease	128,983
Total Liabilities	419,937
Commitments and contingencies	
Stockholders' Equity:	
Preferred stock, $0.001 par value, 10,000,000 shares	
authorized and 0 shares issued and outstanding as of December 31, 2021	
Common stock, $0.0001 par, 100,000,000 authorized,	
31,087,000 issued and outstanding as of December 31, 2021	3,109
Additional paid-in capital	624,103
Retained deficit	(369,918)
Total Shareholders' Equity	257,294
Total Liabilities and Shareholders' Equity	$ 677,231

Coin and Card Auctions, Inc.
Statement of Operations
For the period from May 12, 2021 to December 31, 2021

		2021
Operating expenses:		
Office and administrative	$	160,532
Professional fees		156,830
Research and development		22,195
Depreciation		7,954
Travel		19,767
Total general and administrative expenses:		367,278
Loss from operations		(367,278)
Other expense:		
Interest expense		(2,640)
Net loss	$	(369,918)

Coin and Card Auctions, Inc.
Statement of Stockholders' Equity
For the period from May 12, 2021 to December 31, 2021

	Preferred Stock Shares	Preferred Stock Par Value	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Deficit	Total
May 12, 2021	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders shares at par value	-	-	12,990,000	1,299	-	-	1,299
Issuance of common shares for cash	-	-	17,010,000	1,701	587,253	-	588,954
Issuance of common shares for services	-	-	1,087,000	109	36,850	-	36,959
Net loss	-	-	-	-	-	(369,918)	(369,918)
December 31, 2021	-	$ -	31,087,000	$ 3,109	$624,103	$(369,918)	$257,294

See accompanying notes to the financial statements.

Coin and Card Auctions, Inc.
Statement of Cash Flows
For the period from May 12, 2021 to December 31, 2021

		2021
Cash Flows from Operating Activities:		
Net loss	$	(369,918)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		7,954
Shares issued for services		36,959
Amortization of right of use assets		1,716
Increases in cash due to changes in:		
Prepaid expenses		(25,000)
Accounts payable and accrued liabilities		25,997
Due to related parties		7,313
Right of use operating lease liabilities		4,312
Net cash used by operating activities		(310,667)
Cash Flows from Investing Activities:		
Purchases of property, plant and equipment		(302,734)
Net cash used by investing activities		(302,734)
Cash Flows from Financing Activities:		
Payments on right of use finance lease liabilities		(4,135)
Proceeds from line of credit		55,992
Proceeds from sale of common shares		590,253
Net cash provided by financing activities		642,110
Net change in cash and cash equivalents		28,709
Cash and cash equivalents, at beginning of period		-
Cash and cash equivalents, at end of period	$	28,709
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	2,640
Cash paid for income taxes	$	-
Non-cash Investing and Financing Activities		
Right of use assets, finance leases	$	159,419
Right of use assets, operating leases	$	171,039

See accompanying notes and independent auditor's report.

Note A – Organization and Description of Business

Nature of Business

The Company provides an online auction platform for the numismatics and sports trading card market. The platformsupports two venue structures: forward auction format and a non-auction venue. The Company's work is performed on either a subscription basis, or via a flat fee on all items sold through the platform. In addition, the Company offersnumismatics and sport's trading card grading services. Grading is performed on-site at the Company's location, as well as via an online platform utilizing measuring devises the Company has developed. These grading technologies will be available for users of the platform in addition to third-party grading companies for a licensing fee.

Note B – Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting in conformity withaccounting principles generally accepted in the United States of America ("U.S. GAAP").

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect collectability. This ASU also eliminates the concept of "other-than-temporary" impairment when evaluating available-for-sale debt securities and instead focuses on determining whether any impairment is a result of a credit loss or other factors. An entity will recognize an allowance for credit losses on available-for-sale debt securities rather than an other-than-temporary impairment that reduces the cost basis of the investment. This ASU is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact of this standard on its consolidated financial statements and related disclosures.

All other new accounting pronouncements issued but not yet effective are not expected to have a material impact on our results of operations, cash flows or financial position except for the previously disclosed above, there have been no new accounting pronouncements not yet effective that have significance to our consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilitiesat the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cashequivalents.

Prepaid Equity Raise Costs

The Company capitalizes all costs directly related to a specific equity raise and offsets them against proceeds of the raise when the raise is completed. The Company had a balance of $25,000 in prepaid equity raise costs on the accompanying balance sheet as of December 31, 2021. Management has reviewed the costs and has determined they are realizable.

Note B – Significant Accounting Policies (continued)

Property and Equipment

The Company's property is a 50% ownership share in a building depreciated over 39 years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. Additions are capitalized at cost. Normal maintenance and repairs are charged to operating expense as incurred. The Company evaluates long-lived assets for impairment when indications of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets carrying value.

Management believes that there is no impairment loss on any of the long-lived assets as of December 31, 2021.

Revenue Recognition

The Company is pre-revenue. Direct costs represent expenditures to develop the Company's online platform as wellas its grading technology, these costs are recognized as incurred. The Company also incurs selling, general, and administrative costs, which are also expensed as incurred.

Stock-Based Compensation

For stock-based compensation awards, the Company measures compensation costs for these awards to employees andnon-employees based upon the fair value of the award on the date of grant. The compensation cost is recognized overthe requisite service period, which is generally the vesting period. The Company considers expected award forfeitureswhen determining the compensation cost to be recognized. The Company estimates the fair value of stock options using the Black-Scholes valuation model. No stock options have been issued by the Company.

Research and Development

Labor, materials and allocated overhead, expenses as research and development of the Company's technology, totaled $22,195 for the period from May 12, 2021 through December 31, 2021

Income Taxes

The Company records a deferred tax asset or liability based on the difference between financial statement and tax basisof assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the positions taken. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax positionwill be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of December 31, 2021 and for the period from May 12, 2021 through December 31, 2021, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months. The Company's 2021 tax year is open for examination for federal and state taxing authorities.

Coin and Card Auctions, Inc.

Notes to the Financial Statements
December 31, 2021

Note B – Significant Accounting Policies (continued)

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU 2016-02). Under ASU No. 2016-2, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU No. 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The Company early adopted this standard during the period from May 12, 2021 to December 31, 2021 using the modified retrospective method. The Company elected the 'package of practical expedients', which permitted the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs; and all of the new standard's available transition practical expedients.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. Our current operating lease is an office space lease, and the Company is currently not party to any finance leases.

For all leases at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease.

The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, less any lease incentives received. All right-of-use assets are reviewed for impairment. The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, an incremental borrowing rate for the same term as the underlying lease.

Lease expense for our operating lease is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability. Lease expense for finance leases would consists of the amortization of the right-of-use asset on a straight-line basis over the lease term and interest expense determined on an amortized cost basis. The lease payments are allocated between a reduction of the lease liability and interest expense.

Note C – Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At December 31, 2021, the Company had an accumulated deficit of $369,918 and net cash used in operating activities for the period from May 12, 2021 to December 31, 2021 totaled $310,667. These matters raisesubstantial doubt about the Company's ability to continue as a going concern for a period of twelve months from theissue date of this report.

The ability of the Company to continue as a going concern is dependent upon developing sales and obtaining additional capital and financing. While the Company believes in the viability of its strategy to produce sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts andclassification of liabilities that may result from the outcome of this uncertainty.

Note D – Property and Equipment

Property and equipment consisted of the following as of December 31, 2021:

		Useful Life (years)
Building	$ 300,000	39
Computer equipment	2,734	3
Scanner under finance lease	159,419	5
	462,153	
Less: accumulated depreciation	(7,954)	
Property and equipment, net	$ 455,199	

Depreciation expense for the period from May 12, 2021 to December 31, 2021 was $7,954.

In November 2021, the Company entered into a finance lease arrangement with a related party for an advanced scanner. See Note G.

Note E – Shareholders' Equity

The Company is authorized to issue up to 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock with $0.0001 par value per share.

Common stock
Each share of Common stock is entitled to one vote and to receive dividends as declared by the Board of Directors, subject to the preferred rights of the Preferred stock, all as are specified in the articles of association of the Company (the "Articles").

Preferred stock
Each share of Preferred stock is non-voting and entitled to receive dividends as declared by the Board of Directors, allas are specified in the articles of association of the Company (the "Articles").

Dividends
In any calendar year, the holders of outstanding shares of Preferred stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, on a pari passu basisamong each other, at the Dividend Rate as defined in the Articles, for such shares of Preferred stock payable in preference and priority to services.

Note E – Shareholders' Equity (Continued)

The Company recorded the following equity transactions for the period from May 12, 2021 to December 31, 2021:

The Company issued 12,990,000 founders shares to its Chief Executive Officer at par value. In addition, the Company issued 17,010,000 shares to two shareholders for $588,954 in cash proceeds. In September 2021 the Company entered into two twelve-month consulting agreements that are cancellable at any time. Both agreements call for monthly share issuances of 135,875 to each party. The Company issued a total of 1,087,000 shares and recognized total expense of $36,959 for these services based on a fair market value of $0.034 per share is including in professional fees in the accompany statement of operations for the period from May 12, 2021 to December 31, 2021.

Note F – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the period from May 12, 2021 to December 31, 2021 since the Company reported losses and has established a valuation allowance against the total netdeferred tax asset.

Significant components of the Company's deferred tax assets (liabilities) as of December 31, 2021 are as follows:

	2021
Net operating loss carry forward	$ 78,000
Valuation allowance	(78,000)
Net deferred tax asset	$ -

At December 31, 2021, the Company had federal net operating loss carryforwards of approximately $308,000. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any onetax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events includingsignificant changes in ownership interests. The Company's federal and state blended tax rate was 25.4% for the periodfrom May 12, 2021 to December 31, 2021.

The tax information as of December 31, 2021 and for the period from May 12, 2021 to December 31, 2021 is based on management's preliminary tax analysis prior to completion of the 2021 income tax return.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations onthe amount of net operating loss carryforwards which can be used in future years under Internal Revenue Code §382 and realization of any future benefit from deductible temporary differences and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2021. The change in the valuation from May 12, 2021 to December 31, 2021 was approximately $65,000.

Note G – Leases, Commitments and Contingencies

Operating Leases

The Company leases its office space for the remaining 50% of the building it owns under non-cancelable operating lease agreement that expires in September 2036 with the owner of the building. The lease has a remaining life of approximately 14.8 years.

On September 28, 2021, the Company signed an offer to buy the remaining 50% of the building and a moratorium for one year on the rent due. The Company capitalized a right of use asset and lease liability of $171,039 based on the present value of the minimum lease payments using an estimate incremental borrowing rate of 10%. Total operating lease expense was approximately $6,028 for the period from May 12, 2021 to December 31, 2021.

Future minimum payments under the non-cancelable operating leases are as follows for the year ending:

2022	$	25,672
2023		20,862
2024		21,174
2025		21,492
2026		21,814
Thereafter		230,577
Total undiscounted payments		341,591
Amounts representing Interest		(166,240)
Present value of lease liabilities, operating leases	$	175,351
Current portion		(19,908)
Long-term portion		$ 155,443

Finance Leases

In November 2021, the Company entered into a finance lease agreement with an investor related to that investor's lease for an advanced scanner to be used in the Company's operations to identify specifications and condition of coins and cards that it will list for sale on its marketplace. The lease requires monthly payments of $3,387 for a period of five years, and contains a $1 purchase option for the equipment at the end of the lease. The Company capitalized $159,419 of equipment and finance lease liability based on the present value of the lease payments and an estimated incremental borrowing rate of 10%.

Future minimum payments under the non-cancelable operating leases are as follows for the year ending:

2022	$	40,646
2023		40,646
2024		40,646
2025		40,646
2026		33,872
Total undiscounted payments		196,456
Amounts representing Interest		(41,172)
Present value of lease liabilities, operating leases	$	155,284
Current portion		(26,301)
Long-term portion	$	128,983

The Company recognized $2,640 of interest related to the finance lease, and recorded depreciation of the equipment of $5,314 during the period from May 12, 2021 to December 31, 2021.

Note G – Leases, Commitments and Contingencies (Continued)

COVID-19

In December 2019, there was an outbreak of a novel strain of coronavirus ("COVID-19"). In March 2020, the WorldHealth Organization made the assessment that the outbreak of COVID-19 can be characterized as a pandemic. As a result, state and local governments across the United States declared a public health emergency and imposed "shelter-in-place" orders, quarantines, executive orders and similar government orders and restrictions for businesses and residents to control the spread of the virus. These orders resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects, thereby negatively impacting the economy.

Due to the level of risk this virus may have on the global economy, it is at least reasonably possible that it could havean impact on the operations of the Company in the near term that could affect the Company's financials, however management does not believe there will be any future impact. In addition, vaccines and therapeutics coming to market will also help to mitigate any potential future losses.

Note H – Line of Credit

On November 1, 2021, the Company entered into a $300,000 line of credit with a bank. The line of credit is secured by the Company's 50% interest in the building it purchased. The line of credit bears interest at a variable rate based on a 3 month prime rate plus 0.75%, with the minimum interest on the line of credit being 4.00% per annum. As of December 31, 2021, the interest rate was 4.00%. The letter of credit and any accrued by interest matures on October 15, 2022.

As of December 31, 2021, the outstanding balance of the line of credit was $55,992, with availability of $244,008.

Note I – Subsequent Events

Subsequent events have been evaluated through April 21, 2022, which is the date the financial statements were available to be issued.